Exhibit 99.1

COSCIENS Biopharma Inc. Reports First Quarter 2025 Financial Results and Provides a Corporate Update

Repositioned as a pure-play natural-based product company following strategic review and pipeline prioritization

Efforts continue to gain efficiencies through streamlining and cost cutting measures; Company ended the quarter with US$13.8 million in cash

Advancing Phase 2 clinical trial with Avenanthramide product

Appoints Global Consumer Products and Biosciences Executive, Anna Biehn as Chief Executive Officer

TORONTO, ONTARIO, May 13, 2025 – COSCIENS Biopharma Inc. (NASDAQ: CSCI) (TSX: CSCI) (“COSCIENS” or the “Company”), a life sciences company which develops and commercializes a diversified portfolio of cosmeceutical, nutraceutical and pharmaceutical products, today reported its financial and operating results for the first quarter ended March 31, 2025 and provided a corporate update.

Development Projects Update

Pharmaceuticals:

●	Avenanthramides Tablets in Clinical Development as an Anti-Inflammatory Product:

	■	During the first quarter of 2025, the Company announced successful Phase 1 results from the Phase 1 clinical study of its Avenanthramides tablets. That study involved 72 healthy subjects. There were no significant clinical adverse events observed from ascending doses ranging from 30 mg to 960 mg of the Company’s Avenanthramides tablets in that Phase 1 clinical study.

	■	As a result of the successful completion of that Phase 1 clinical study, the Company launched a Phase 2a clinical efficacy study of its Avenanthramides tablets on March 15, 2025. That study includes 20 patients divided in two cohorts. The first cohort of 10 patients who received a daily dose of 480 mg is completed. Subsequent to the end of the first quarter, data from those 10 patients was reviewed by independent members of the Data and Safety Monitoring Board (DSMB). The DSMB recommended that the study continue as planned with a second cohort of 10 patients who will receive a daily dose of 960 mg. The Company’s goal remains to complete the Phase 2a Clinical Efficacy Study during Q3, 2025.

Nutraceuticals:

●	The COSCIENS team is working to commercialize a new portfolio of nutraceuticals leveraging the deep understanding and expertise in the active ingredients category and marking an important chapter in the Company’s journey toward promoting wellness while expanding its business model. Those include:
	■	Oat Beta Glucan (OBG) Chewable Bar – Cholesterol Reduction: We have successfully developed a unique, standardized formulation for a healthy confection which includes a high concentration of OBG with daily dosage according to approved OBG product monograph in 10 developed countries.
	■	Yeast Beta Glucan (YBG) Powder - Immune Booster: Our YBG product has been successfully manufactured as part of our PGX scale-up project in Edmonton, Alberta. Our YBG product is being finalized in capsule form with the goal to commercialize it as an immune booster.

Technology:

●	Pressurized Gas eXpanded Technology (PGX Technology):
	■	Edmonton Main Facility PGX Scale Up 50 Liters Vessel: The project is completed and the equipment is ready to produce YBG at a small-scale commercial level.

Summary of First Quarter 2025 Financial Results

All amounts are in U.S. dollars.

Cash and cash equivalents

The Company had $13.8 million in cash and cash equivalents at March 31, 2025.

Results of operations for the three-month period ended March 31, 2025

For the three-month period ended March 31, 2025, we reported a consolidated net loss of $3.7 million, or $1.16 loss per common share, as compared with a consolidated net loss of $1.4 million, or $0.76 loss per common share for the same period in 2024. The $2.3 million increase in net loss is primarily due to increases in operating expenses of $1.4 million, a $0.5 million decrease in gross margin, and a decrease of $0.4 million in income tax recoveries.

Revenues

●	Our total revenue for the three-month period ended March 31, 2025, was $1.5 million as compared to $2.1 million for the same period in 2024, a decrease of $0.6 million. This decrease was primarily due to a $0.7 million decrease in sales of Avenanthramides, Beta Glucan, and Oat Oil from prior period, offset by $0.1 million in Macrilen revenue.

Operating Expenses

●	Our total operating expenses for the three-month period ended March 31, 2025, were $4.0 million as compared with $2.7 million for the same period in 2024. This increase of $1.3 million was due to higher selling, general and administrative costs of $1.2 million due primarily to the merger completed in June 2024 between Aeterna (now COSCIENS) and Ceapro, as well as a slight increase in research and development costs of $0.1 million related mainly to timing and residual expenses associated with certain post-trial activities related to the DETECT trial.

●	Since the merger, we have successfully reduced overall spend by leveraging restructuring initiatives and operational synergies. This is reflected in our quarter-over-quarter reduction in cash spend, decreasing from $3.6M in Q4 2024 to $2.6M in Q1 2025.

Consolidated Financial Statements and Management’s Discussion and Analysis

For reference, the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the first quarter of 2025, as well as the Company’s consolidated financial statements as of March 31, 2025, will be available on the Company’s website (www.cosciensbio.com) in the Investors section or at the Company’s SEDAR+ and EDGAR profiles at http://www.sedarplus.ca and www.sec.gov, respectively.

About COSCIENS Biopharma Inc.

COSCIENS is a life sciences company which develops and commercializes a diversified portfolio of cosmeceutical, nutraceutical and pharmaceutical products. Our technology includes proprietary extraction technology, which is applied to the production of active ingredients from renewable plant resources currently used in cosmeceutical products (i.e., oat beta glucan and avenanthramides which are found in leading skincare product brands like Aveeno and Burt’s Bees formulations) and being developed as potential nutraceuticals and/or pharmaceuticals. Our consolidated portfolio also includes macimorelin (Macrilen®; Ghryvelin®), the first and only U.S. FDA and European Medicines Agency approved oral test indicated for the diagnosis of adult growth hormone deficiency (“AGHD”).

The company is listed on the NASDAQ Capital Market and the Toronto Stock Exchange, and trades on both exchanges under the ticker symbol “CSCI”. For more information, please visit COSCIENS’ website at www.cosciensbio.com.

Forward-Looking Statements

Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this news release, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words. Forward-looking statements in this news release include, but are not limited to, statements relating to: our plans for the Phase 2a Clinical Efficacy Study of its Avenanthramides tablets, our goal to commercialize our nutraceutical products (including our OBG chewable bar and YBG powder), the potential of our PGX technology and our goals and expectations regarding our other plans related to the development, manufacture or commercialization of our products.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the combined Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them.

Forward-looking statements involve known and unknown risks and uncertainties which include, among others: the combined Company’s present and future business strategies; operations and performance within expected ranges; anticipated future cash flows; local and global economic conditions and the environment in which the combined Company operates; anticipated capital and operating costs; uncertainty in our revenue generation from our marketed products, product development and related clinical trials and validation studies; results from our products under development may not be successful or may not support advancing the product; the failure of the DETECT-trial to achieve its primary endpoint in children (CGHD) may impact the market for macimorelin (Macrilen®; Ghryvelin®) in adults (AGHD) and the existing relationships we have for that product; ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on sales by and revenue from our main distributor of our legacy Ceapro products and its customers, the continued availability of funds and resources to successfully commercialize our products; the ability to secure strategic partners for late stage development, marketing, and distribution of our products; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our ability to protect and enforce our patent portfolio and intellectual property; and our ability to continue to list our common shares on the NASDAQ Capital Market.

Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those discussed in our Annual Report on Form 20-F and MD&A filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. We disclaim any obligation to update any such risks or uncertainties or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this news release.

Issuer:

Anna Biehn

Chief Executive Officer

E: ABiehn@cosciensbio.com

Investor Contact:

Jenene Thomas

JTC Team (US): +1 (908) 824-0775

E: csci@jtcir.com